Filed by: ALLTEL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: CenturyTel, Inc.
Commission File No: 1-7784

     Note: The following is a transcript of a conference call conducted by ALLTEL on August 15, 2001. A replay of the call will be available beginning at 10:30 a.m. CDT on August 15, and ending at 11:00 p.m. CDT on August 17. The replay can be accessed by calling 800-642-1687, passcode 1608917. This conference call includes a review of an Investor Relations presentation filed with the Securities and Exchange Commission pursuant to Rule 425 on August 14, 2001. This presentation is available at www.alltel.com.

     OPERATOR: Good morning. My name is Michelle and I will be your conference facilitator today. At this time, I would like to welcome everyone to the ALLTEL conference call. All lines have been placed on mute to prevent any background noise. After the speaker's remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press the number one (1) on your telephone keypad, and questions will be taken in the order that they are received. If you would like to withdraw your question, press the pound key. Thank you. I will now turn the call over to Mr. Kerry Brooks, Director of Investor Relations. Mr. Brooks, you may begin.

     KERRY BROOKS: Thanks, Michelle. Good morning, ladies and gentlemen. Welcome to ALLTEL's conference call this morning. My name is Kerry Brooks and I lead the Investor Relations Department for ALLTEL Corporation. I'd like to thank you for participating with us this morning.

     Now, this morning we're using an electronic presentation to facilitate our conversation, and this presentation is available on our website at www.ALLTEL.com. The presentation is located in the Investor Relations section and can be accessed through any of the live web cast links. I'd like to encourage you to try to go there now as I read through some introductory remarks to give you time to get the presentation pulled up so that you may follow along with our conversation this morning. You should be able to access it through your browser and if you'd like to go ahead and pull that presentation up. And before we proceed this morning, I must read the follow statement.

     Subject to future developments, ALLTEL may file with the Securities Exchange Commission a registration statement containing a prospectus and other documents concerning a transaction at a date or dates subsequent hereto. Investors and security holders are urged to read any such documents that may be filed by ALLTEL with the Commission regarding a potential transaction if and when they become available. Any such prospectus or other documents filed in connection with a proposed transaction would contain important information. Investors and security holders will be able to obtain a free copy of such documents, when they become available, at the Commission's web site at www.sec.gov. Any such documents could also be obtained free from ALLTEL at One Allied Drive, Little Rock, Arkansas 72202, Attention: Vice President of Investor Relations. The materials set forth herein are not intended to constitute an offer to purchase any securities of CenturyTel, nor an offer to sell any securities of ALLTEL that might be issued in a potential business combination transaction involving ALLTEL and CenturyTel within the meaning of the Securities Act of 1933, as amended, and ALLTEL disclaims that it has made any such offer.

     Now, a caution concerning forward-looking statements. This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that could cause our actual results to be materially different from historical results, or from any future results expressed or implied by such forward-looking statements. The factors that could cause ALLTEL's actual results of ALLTEL Corporation or combined ALLTEL and CenturyTel to differ materially, many of which are beyond the control of ALLTEL, including, but are not limited to, the following. (1) the businesses of ALLTEL and CenturyTel may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or not at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customer or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the customer base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) the introduction of new technologies and competitors; (9) changes in labor, equipment and capital costs; (10) future acquisitions, strategic partnerships and divestitures; (11) general business and economic conditions; and (12) other risks described from time to time in ALLTEL's and CenturyTel's periodic reports filed with the Securities and Exchange Commission.

     You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," or the negative or other forms of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements in this presentation.

Now, participating in our discussion this morning are Joe Ford, Chairman and Chief Executive Officer, and Scott Ford, ALLTEL President and Chief Operating Officer. And with that, here's Joe Ford.

     JOE FORD: Good morning. I'd like to thank everyone for joining Scott and me this morning. Over the next few minutes, we will outline for you the terms of an offer we have made to CenturyTel's management, and the strategic rationale for this proposed transaction.

     We first delivered this written offer to CenturyTel's management on July 26. In that letter, we outlined the terms of a proposed transaction. A proposal being made public yesterday after the market closed.

     Specifically, we are offering to exchange each CenturyTel's common share for either $43.00 per share in cash, or .6934 ALLTEL shares. At the time of the July 26 letter, a value also worth $43.00 per share. This offer is subject to a proration of 50% cash and 50% ALLTEL shares.

     We believe this is a compelling offer to CenturyTel shareholders. This offer represents approximately a 40% premium over CenturyTel's closing price yesterday. And for those shareholders selecting ALLTEL stock, their new annual dividend would be more than four (4) times their current rate, and would provide future participation in a combined company with superior scale and scope, and significant margin improvement and synergy opportunities. We at ALLTEL believe this is a compelling transaction for both companies, for shareholders, for customers and employees.

     At this time, Scott is going to take you through the rest of the presentation and outline for you the reasons behind our offer, and the compelling value proposition created by the combination of the two (2) companies.

     SCOTT FORD: Thank you, Joe. Good morning, everyone. On your presentation if you're following on the website, we are now going to be on slide four (4) entitled Substantial Strategic Benefits for CenturyTel and ALLTEL. We believe the combination of these two (2) companies would become - - would make a company that would become the formidable dominant rural niche provider of communications in the country.

     We think that that would be a very profitable and very defensible position for the long term. We would become a company with some 12 million customers, and the benefits of the merger, we believe, accrue both on the wireless side and the wireline side.

     We believe that there are significant synergy opportunities, and we believe that this transaction could be accomplished on the proposed terms with minimal cash EPS dilution in year one (1); that it would become accretive to ALLTEL shareholders in year two (2); and we would be able to maintain a strong investment grade credit rating throughout that timeframe.

     On the next slide, you'll see that our wireless footprints greatly compliment each other with no operating overlap. Together, we could offer more competitive and profitable regional plans and introduce into CenturyTel's market competitive and profitable national calling plans that are available through out low cost roaming agreement with Verizon. We believe these kinds of plans would drive greater customer growth and higher ARPUs, and thus revenues and profits.

     In addition, we believe these more competitive and more profitable rate plans could enable the company on a combined basis to move from CenturyTel's second quarter customer penetration rate of about 9 1/2% closer to ALLTEL's customer penetration rate of 13%, that is a differential that equates to some 300,000 customers in the Century market share space alone.

     Also, with over 7 million wireless customers, we would anticipate even greater economies of scale as we convert CenturyTel's operations to CDMA for the retail operation, and I am sure we would work through the TDMA roaming agreements and leave both of those networks up in place for the time being just as we did the Kansas acquisition of last year.

     On slide six (6), if you look at the wireline business, I think you would see that this combination would create the dominant rural wireline provider in the country with some 4.4 million ILEC lines. From a combined basis we would have 1.6 million long distance customers, again, focused in rural areas and in second and third tier markets.

     Again, we would expect strong economy to scale as we leverage the combined companies management and purchasing power to drive out cost and to increase the sale of long distance and enhance features to the customer base.

     As you turn to slide seven (7), you'll see that on the whole, we would become a rural communications powerhouse with 12 million customer and enterprise value of over $30 billion with enhanced operational scale and scope to profitably compete and win in the long term.

     Clicking to the next slide of slide eight (8), you would see also that the financial resources of the combined company would be adequate for the task at hand. We think that this company with some $10 billion in revenue and close to $4 million in EBITDA, would be in a very strong position to continue our strategy of pursing wireline and wireless access accounts in rural America, and we- - again, a niche that we think can be very profitable for a very long period of time.

     If you click to page nine (9) you see that on a combined basis, in the wireless business we would be the dominant wireless player with almost twice as many wireless customers as the next largest player. And on the following page, you see that the same example holds true in the wireline business.

     By the time you get to slide 11 I'd like to just kind of talk for a minute about the merger benefits and recapping them. In the wireline business, we believe we could increase the penetration of long distance services in CenturyTel's market. ALLTEL today enjoys penetration rates more than twice that of CenturyTel. As well, we could drive out additional costs through the increased economies of scale and scope to achieve higher margin.

     On the wireless side, we believe we could profitably increase revenues and profits by offering stronger regional wireless plans and launching nationwide plans in CenturyTel's markets, once again taking advantage of our nationwide footprint alliance with Verizon.

     It is important to note that our nationwide calling customers have ARPUs more than twice that of CenturyTel's existing base of customers. That represents real upside we believe. Using these more competitive rate plans to not only increase the profitability of the customer base, but we believe we could also, once again, bring the customer penetration levels up closer to ALLTEL's level.

     On slide 12, which is titled Significant Wireline Margin Opportunity, you will see that over the last six (6) quarters, ALLTEL has enjoyed a material wireline EBITDA margin advantage over CenturyTel. In the second quarter of this year, ALLTEL's average cash cost for ILEC lines was approximately 25% less than CenturyTel's. By managing our wireless and wireline operations in a converged environment, ALLTEL has been able to realize significant cost savings.

     As the box in the upper left-hand corner of this chart indicates, for illustrative purposes, we show an improvement to Century's EBITDA margins, and each 2% improvement would drive out some $30 million in annual cash flow. We believe that we could close the gap on these margins over the next two (2) to three (3) years, and drive substantive shareholder value through that process.

     Finally, we have a management team that has a good track record. We have met or exceeded every synergy and acquisition integration goal that we have set. Over the last three (3) years, we have made some $12 billion in acquisition. The Board and the management team of ALLTEL today is made up of companies - - of people that have come from other companies through those mergers. As with CenturyTel, we would be welcome - - we would welcome them to sit down and have a good, honest dialogue about that, and we would work that out in the same fashion that we have worked it out with other companies before this.

     We have a strong record of delivering shareholder value. We have had an 18% return on equity over the past four (4) years, and we have had free cash flow growth in that same timeframe of approximately 30%. That has translated on slide 14 into a superior equity performance. Over the last three (3) years, ALLTEL's stock price and its dividend in terms of total return is up 62%, versus CenturyTel's being down roughly 3 1/2%. That is one of the reasons that we are able to offer what we think is a very compelling value and have it still make sense on a dilution basis for us.

At this point, I'm going to turn the conversation back over to Joe, and I'll be back for questions in a moment.

     JOE FORD: In closing, let me be clear about what I believe is a compelling transaction. What we are proposing would create a rural communications powerhouse with the scale, scope and financial resources to compete and win. Our proposal is a compelling value proposition for both sets of shareholders with significant, obtainable merger benefits. And I believe that ALLTEL has a proven management team with a strong record of merger integration success.

Again, thank you for joining us this morning. And to close, I'll turn the call back over to Kerry Brooks.

     KERRY BROOKS: Thank you, Joe. As I'm sure you can all appreciate, the constraints of time do not permit us to take all your questions right now. That said, however, I would like to ask the operator to open the call to allow Scott and Joe to entertain a few questions at this time. Operator, could you please review the questioning instructions for us.

     OPERATOR: I would like to remind everyone in order to ask a question, please press the number one (1) on your telephone keypad. One moment. Your first question comes from Tony Clark of Howard Hughes Medical.

TONY CLARK: Joe, Scott, how are you doing?

JOE FORD: Good. How are you, Tony?

SCOTT FORD: Good, thanks.

     TONY CLARK: My question is why now in advance of FCC action to lift the spectrum caps? What I'm trying to figure out is once the FCC acts on the spectrum caps, you're liking to see industry consolidation because people need spectrum. And I'm trying to figure out how this deal fits within the context of how this industry is to evolve?

     SCOTT FORD: Tony, this is Scott. I think that's a great question, and I think we're clearly thinking alike on that matter. We remain optimistic that spectrum cap release is going to take place late this year or early next year. And I think that is going to trigger a series of interesting events in the industry.

This transaction, though, in terms of why now, I'd like to answer that and then give you our views about how it impacts our future opportunities as spectrum cap relief is awarded.

     Why now is simply, like most things in life, a matter of time, circumstance and coincidence. As we became aware that CenturyTel was looking at breaking up its business in some form or fashion, and given the fact that on a combined basis, their operations to use are more valuable that on some piecemeal part basis, we decided to, once again, approach them with what we think is a very compelling offer. A 40% premium, and for those shareholders who receive stock, they receive it tax-free and they receive a quadrupling of their dividend, so you get paid a fair amount to wait.

     As it pertains to our options in the future with spectrum caps, we don't believe that this transaction in any way materially affects the options that are in front of us today. Whether or not we participate in future consolidation, whether as a buyer or a seller if you want to make sure that you understand what the options are, we don't believe that this transaction would take anyone's interest away from us that has it, or that if they only had interest in a part of it, that it would impact the part of it they would be most interested in or the value that they would see in that business.

TONY CLARK: Thank you.

OPERATOR: Your next question comes from Tony Ferrugia.

TONY FERRUGIA: Thank you.

SCOTT FORD: Hey, Tony.

TONY FERRUGIA: How are you?

SCOTT FORD: Good.

     TONY FERRUGIA: Can you elaborate just a little bit more, if you can, on the, you know, specific dollar amounts or net present values of the synergies that you see yourself potentially realizing from this for those of us who have more of a quantitative perspective?

     SCOTT FORD: Sure, obviously, what we would like to do is sit down with the CenturyTel management and have a thorough review of our combined operations and formulate a plan of how we would not only put the businesses together financially, but operationally. And based upon that thorough review, I think we would be in a position to give you quantifiable numbers in the fashion that you are accustomed. We have not had that luxury and so we still have that hope that we'd be able to do that.

     To give you some rough idea, though, you know, if you just look at the two (2) components we talked about the presentation, the difference in wireline EBITDA margin where every two (2) points is roughly $30 million of EBITDA, and then in the wireless business where some 300,000 customer represent the difference in their penetration rates and our penetration rates, and we think that's primarily due to a difference in the marketing of the rate plans available, and as a local provider, they've not been able to profitably offer nationwide plans, that's a real door slinger even for people that don't end up buying that plan.

     So, if you look at those two (2) issues alone, I think that you would be able to form a view that says the synergy numbers here would probably not be unakin to the type that we received in the 360 merger, and would allow us to turn the corner on a cash EPS basis in just a couple of years.

     And when we say minimally dillutive on a cash EPS basis, it appears to us - - and again, we have not been able to do the work with the Century management that we would like to do, but we're talking low single digits in terms of percentage the first year, and probably low single digits accretion in the second year.

TONY FERRUGIA: Thanks a lot.

OPERATOR: Your next question comes from Jonathan Levine of JP Morgan.

TOM LEE: Actually, it's Tom Lee disguising myself as Jonathan Levine, but - -

SCOTT FORD: I was about to say, I'm not answering this one.

     TOM LEE: I actually had a couple of questions and the first relates to just interest cost savings. I know Century looks like it's more highly leveraged, so could you give us an idea what you think your interest expense savings might be? And secondly, if you could - - on the top line side, I was just a little curious. You know, Scott, you had said increased penetration, but do you also think you could improve the ARPU of the installed base?

     SCOTT FORD: Tom, those are - - as always, those are good questions. The first one in terms of the interest rate savings, we believe that there could be some. We have not been aggressive in modeling that. We believe that the combined company would maintain a strong investment grade credit rating, that we would have access to the capital markets as needed, and that that issue should be very manageable for us going forward on the debt side.

     In terms of the wireless top line, we do believe that we can go in and - - you know, there are only - - I think it's about 25% digital in their wireless customer base. So, we believe that we could have the same kinds of experience in going back to the installed base, and increase the attractiveness of the offer to the installed base as we offer digital plans.

     We think there would be greater value there. Not only because they are digital from an economic perspective, but also a greater perceived value on a cost per minute and usability for the customer. And we think we can drive ARPU up on the installed base some - - maybe 10%.

     So, that's kind of where we're looking at it right now. Again, we've not had the luxury. This is the first time we've had to come to one of these calls without have the luxury of doing all of that kind of work in detailed fashion before we have to put forward guestimates, if you will. And so I would like to hedge it and maybe come back and answer that question fully and more completely after we've had a chance to sit down with the Century Board - - Century management team and work through those issues.

TOM LEE: Okay. Well, thanks a lot guys. You guys are great at finding cost savings. So - -

SCOTT FORD: Thank you, Tom. We'll take one (1) more please, Michelle.

OPERATOR: Your next question comes from Mitch Nordon of Riverside Asset Management.

MITCH: Yes, hi, good morning. Can you hear me?

SCOTT FORD: Yeah, fine, thank you.

     MITCH: Just with regard to your bid, they appear to have responded already saying that they're not interested. So, I guess I'm wondering, you know, where do you go from here? Are you willing to commence an exchange offer? They appear pretty set in their answer.

     SCOTT FORD: Well, Mitch, at this juncture, for all the obvious reasons, we don't have any comment on what is possible or what is likely in terms of our future actions on this. But, we believe that the offer that we have outstanding is compelling. A 40% premium in the telecommunications business; a quadrupling of the dividend; open arms on managerial and structural issues. We can find no reason that this transaction would not be of interest to the Century Board and it's management team.

     At this juncture though, they don't seem to be interested in talking to us. But, at this point, we think we'll just sit here for a little while that upon further and full reconsideration on their part, that we will be able to enter into a friendly negotiated transaction, and that is our continued hope at this point in time.

     MITCH: And with regard to the - - if this Board who - - if they were to sit down and reach an agreement, how long would this take to consummate? Are we looking at, you know, I don't know, four (4) months, six (6) months? How long would it take to consummate the transaction?

     SCOTT FORD: Well, at this juncture, that's very difficult for me to answer that hypothetically, but I don't think that there's anything structurally - - if Century wanted to come to the table and work this out with us, we don't see anything structurally that would prevent this from being fairly routine and normal in its closing process.

MITCH: Can you say what routine and normal is? I think your last transaction took - - was it six (6) months?

SCOTT FORD: I think, Mitch, that we're going to call it an end of the day with that.

MITCH: Well - -

SCOTT FORD: Folks, thank you very much.

     KERRY BROOKS: Mitch, thank you. Thanks for joining us this morning. We appreciate your interest and support, and if you have any additional questions, please contact Investor Relations at 501-905-8991. Again, thank you.

OPERATOR: This concludes today's conference call. You may now disconnect.

[END OF CONFERENCE CALL]